

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 16, 2016

<u>Via E-mail</u>
Mr. Frank J. Hariton
SBH Associates, Inc.
885 Woodstock Road, Suite 430-180
Roswell, GA 30075

> Re: **SBH Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed January 13, 2016**
> **Amendment No. 1 to Form 10-K**
> **Filed October 14, 2016**
> **File No. 333-187245**

Dear Mr. Hariton:

We issued comments on the above captioned filings on October 17, 2016. On November 29, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities